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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


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                               PROXIMA CORPORATION
                            (Name of Subject Company)

                               PROXIMA CORPORATION
                        (Name of Person Filing Statement)

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                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


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                                    744287103
                      (CUSIP Number of Class of Securities)

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                                KENNETH E. OLSON
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER
                               PROXIMA CORPORATION
                             9440 CARROLL PARK DRIVE
                           SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-5500
          (Name, Address and Telephone Number of Persons Authorized to
     Receive Notices and Communications on behalf of the person filing this
                                   Statement)

                                   Copies to:
                             STEVE L. CAMAHORT, ESQ.
                         BROBECK, PHLEGER & HARRISON LLP
                         SPEAR STREET TOWER, ONE MARKET
                      SAN FRANCISCO, CALIFORNIA 94105-1000
                                 (415) 442-0900

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            This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on March 13, 1998 (the "Schedule 14D-9"), by Proxima Corporation, a Delaware corporation (the "Company"), relating to the tender offer made by BD Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of ASK asa, a Norwegian corporation ("Parent"), as set forth in a Tender Offer Statement on Schedule 14D-1, dated March 13, 1998 (as amended, the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 1998 (as amended, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

            The first sentence of the second paragraph of Item 3(b) of the
Schedule 14D-9 is hereby amended and restated in its entirety as follows:

                  "In addition, in July 1997 the Company's Board of Directors authorized, and the Company subsequently entered into, severance agreements (the "Agreements") with its executive officers (Messrs. Gillies, Hansen, Kampfer, Tamkin, Vogt, Waites and Whittler)."

                  The last sentence of the third paragraph of Item 3(b) of the
Schedule 14D-9 is hereby amended and restated in its entirety as follows:

                  "The Continuation Periods are nine months, nine months, seven months, seven months, nine months, six months and nine months for Messrs. Gillies, Hansen, Kampfer, Tamkin, Vogt, Waites and Whittler, respectively."

            Item 3(b) of the Schedule 14D-9 is hereby amended by adding the following information:

                  "As referred to in the press release of Parent issued March 9, 1998, filed as Exhibit 6 to this Schedule 14D-9, Kenneth E. Olson, Chairman of the Board, President and Chief Executive Officer of the Company, and Parent have an understanding, which has not been committed to writing, that following consummation of the Merger Mr. Olson will serve as an advisory member of Parent's board of directors and continue on an at-will basis with the Company in the capacity he is currently serving as an executive officer of the Company. In his capacity as an advisory member of Parent's board of directors Mr. Olson will be entitled to attend and observe meetings of Parent's board of directors for informational purposes and in order to facilitate communication, but will not be entitled to any other rights, including voting rights, accorded to a full member of such board."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

      Background of the Offer

            The eighth paragraph of Item 4 "The Solicitation or
Recommendation--Background of the Offer" of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

                  "During the time period of June 1997 through August 20, 1997, Bain & Company ("Bain"), an international management consulting firm, conducted an analysis of the Company in order to assess the Company's business strategy and prospects and make recommendations related thereto. After extensive analysis, Bain made presentations to the Company's Board on July 23, 1997 and August 20, 1997, concluding that a sale of the Company offered the best opportunity for maximizing stockholder value."

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      Board Considerations

            The first sentence of paragraph no. 2 of Item 4 "The Solicitation or Recommendation--Board Considerations" of the Schedule 14D-9 is hereby amended by inserting after the phrase "the view of the Company's management" the following:

            ", which view was based in part on the analysis performed by Bain,"

            The third sentence of paragraph no. 4 of Item 4 "The Solicitation or Recommendation--Board Considerations" of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

                  "In connection with delivering its opinion, Broadview made a presentation to the Company's Board of Directors at its meeting on March 8, 1998 as to various financial and other matters underlying such opinion, including the material financial analyses it performed in connection with such opinion: (a) a review of public market value and trading multiples of certain publicly traded information technology hardware distribution companies, which implied per share valuations of Proxima ranging from $8.60 to $10.36; (b) a review of certain transactions in the information technology hardware distribution market segment with revenue between $50 million and $300 million, which implied a per share valuation of Proxima of $9.59; (c) a review of premiums paid in merger and acquisition transactions involving hardware vendors with values between $20 million and $250 million since January 1, 1995, which implied per share valuations of Proxima ranging from $9.24 to $12.27; and (d) a review of the present value of the Company's potential future share price, which implied per share valuations of Proxima ranging from $6.37 to $14.57;"

            Attached as Exhibit 12 to the Schedule 14D-9 is the revised fairness opinion, dated March 13, 1998, of Broadview Associates LLC ("Broadview") to the Board of Directors of the Company to the effect that, as of such date, the proposed cash consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view. The revised opinion replaces the opinion previously filed as Exhibit 4 to the
Schedule 14D-9 and is identical to such opinion except that the third sentence of the last paragraph of the original opinion has been deleted.


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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER    DESCRIPTION
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1         Agreement and Plan of Merger dated as of March 8, 1998 among Parent,
          Purchaser and the Company*

2 Option Agreement dated as of March 8, 1998 among Parent, Purchaser and the Company*

3 Stockholders Agreement dated as of March 8, 1998 among Parent, Purchaser and Patrick Arrington, Richard E. Belluzzo, Robert W. Johnson, Jeffrey M. Nash, Kenneth E. Olson and John M. Seiber as selling stockholders*

4         Opinion of Broadview Associates LLC, dated March 8, 1998 (Attached to
          Schedule 14D-9 mailed to stockholders as Annex B)*

5         Press Release of the Company, issued March 8, 1998*

6         Press Release of Parent, issued March 9, 1998*

7 Article Ninth of the Amended and Restated Certificate of Incorporation of the Company*

8         Article Six of the By-Laws of the Company*

9 Letter dated March 13, 1998 from Kenneth E. Olson to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)*

10        Complaint in Tisch v. Proxima Corporation, et al., Civil Action No.
          16234NC, Court of Chancery in the State of Delaware*

11 Form of Severance Agreement between the Company and each of its Executive Officers*

12        Revised Opinion of Broadview Associates LLC, dated March 8, 1998


*         Previously filed.


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                                    SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      PROXIMA CORPORATION

Dated:  March 31, 1998                By: /s/ KENNETH E. OLSON
                                          --------------------------------
                                          Chairman of the Board,
                                          President and Chief Executive Officer